EXHIBIT 99.1

Trilogy International Partners Inc. Sets Date to Report Fourth Quarter and Full Year 2016 Results

BELLEVUE, Wash., March 01, 2017 (GLOBE NEWSWIRE) -- Trilogy International Partners Inc. (TSX:TRL) announced today that it will report results for the fourth quarter and year ended December 31, 2016 before markets open on Monday, March 27, 2017. The Company will hold a conference call to discuss the results that same day at 11:00 a.m. (PT).

Dial-in and online information for the conference call follows below.
Please ask the operator to be joined into the Trilogy International Partners (TRL) call.

Call Date: Monday, March 27, 2017
Call Time: 11:00 a.m. (PT)

US Toll Free: 1-888-317-6016
Canada Toll Free: 1-866-605-3851
International Toll: 1-412-317-6016

Online info (audio only): http://www.trilogy-international.com/events-and-presentations
Live simulcast (listen only) available during the call. Participants should register on the website approximately 10 minutes prior to the start of the webcast.

A replay of the conference call will be available at approximately 1:00 p.m. (PT) the day of the live call. Replay dial-in access is as follows:

US Toll Free: 1-877-344-7529
Canada Toll Free: 1-855-669-9658
International Toll: 1-412-317-0088
Replay Access Code: 10102368

About Trilogy International Partners Inc.
Trilogy International Partners Inc. (TSX:TRL) is the parent company of Trilogy International Partners LLC, a wireless telecommunications operator formed by wireless industry pioneers John Stanton, Theresa Gillespie and Brad Horwitz. Trilogy's founders have an exceptional track record of successfully buying, building, launching and operating communication businesses in 15 international markets - including laying the groundwork for three of the four largest wireless operators in the United States.

Trilogy currently provides wireless communications services through its operating subsidiaries in New Zealand, where 2degrees is transforming the telecommunications market, and Bolivia, where NuevaTel (dba Viva) is the communications choice of the Net Generation. Its head office is located at 155 108th Avenue NE, Suite 400, Bellevue, Washington, 98004 USA.

For more information, visit www.trilogy-international.com.

Trilogy International Partners, Inc.
Ann Saxton
Vice President, Investor Relations & Corporate Development
+1 (425) 458-5962